Contact

www.linkedin.com/in/david-cruickshank-ct (LinkedIn)
www.vinalcjps.com (Company)

Top Skills

Product Marketing
Retail Marketing
Business Development

Publications

Region 1 Interagency Task Force for the Prevention of Covid-19 in the Long-Term Care Environment

Building Better Candidates Through Technical High Schools

CTE Programs and Disaster Response: As Real as it Gets

Recognizing the True Cost of Low Morale

Tapping Every Resource: Have You Included Your Regional Trade and Technical High School?

Patents

Dry Erase Board

David Cruickshank

Entrepreneur / Innovator
Greater Hartford

Summary

With 20 years of first responder and disaster experience as a firefighter, EMT, dispatcher, police officer, and detective, I have transitioned into my dream role; building creative, and outside-the-box education programs that will enable us to better respond to the disasters of tomorrow. From September 11th to the first cruise ship to dock in the US at the start of the COVID outbreak, I have been to many major events in US history. Because of my experiences and the fact that I am still an active responder, I am able to cut through red tape and build educational program components many people do not think would be possible. These provide not only the most immersive learning opportunities for students but also build the tools and "better mouse traps" that we will need for the future.It has been an incredible experience to observe first hand the skills and passions of those born in the 2000s and combine those with our response frameworks of the past. We get to create the future every day.Outside of the classroom, I own several successful businesses with DryTote and Red Planet Resorts at the forefront. DryTote was successfully grown from doing $2,000/month in sales to over $180,000/month in sales in only two years. Red Planet Resorts is a multi-faceted entertainment company with a true growth mindset.

Experience

Red Planet Resorts LLC

Chief Executive Officer
April 2024 - Present (2 years 6 months)

Red Planet Resorts is a multi-faceted entertainment company with over 70 products it has brought to market, five-figure per month retail sales growth in only one year of sales, and a social media following over 19,000. Red Planet Resorts is growing fast with a team of over a dozen creatives and visionaries.

DryTote LLC

Chief Executive Officer
January 2022 - Present (4 years 9 months)

Inventor of DryTote, a moisture-absorbing bag designed to keep your belongings safe from the damaging effects of humidity. From idea to seven-figure sales in just two years, DryTote is rapidly expanding markets and is about to become a household name for protecting your stuff! Keep your stuff dry, with DryTote!

Connecticut Technical Education and Career System

Department Head - Criminal Justice and Protective Services

August 2018 - Present (8 years 2 months)

Middletown, Connecticut

Preparing high school students for careers in police, fire, ems, corrections, dispatch, and emergency management at the local, State, and Federal levels. Curriculum development from the ground up as well as internship and work-based learning relationship building within the community. Providing leadership and supporting other educators to build for program expansion into other schools.

U.S. Department of Health and Human Services (HHS)

Planning Section Chief / Security Specialist / Safety Officer / Liaison Officer

January 2002 - Present (24 years 9 months)

Responsible for coordinating local, State, and Federal resources to ensure the protection of disaster medical assistance teams in disaster areas. Responsible for critical asset protection planning, planning and supervision of all security operations, dignitary protection, and safety/security field operations, and mission support planning.

- Hurricane Sandy: NYC evacuation center
- Hurricane Harvey: Fort Bend, Texas field hospital
- Hurricane Irma: Florida Keys field hospital
- Hurricane Maria: Puerto Rico community medical care and hospital construction
- COVID-19: Travis AFB cruise ship quarantine mission (Planning Section Chief within Incident Management Team 4 within the Pacific theater)
- COVID-19: HHS/ESF-8 liaison to Region 1 Regional Response Coordination Center (RRCC)
- COVID-19: Corpus Christi, TX hospital support
- COVID-19: HHS/ESF-8 Region 1 RRCC Interagency Task Force Leader (Longterm care facility task force)
- COVID-19: Gillette, WY hospital support
- COVID-19: Las Vegas, NV Monoclonal Antibody Infusion Team

- COVID-19: Oakland, CA Level 1 Mass Vaccination site
- COVID-19: Kansas City, MO hospital support
- Hurricane Ian: Ft. Myers, FL field hospital

LAW ENFORCEMENT RESEARCH GROUP LLC

Executive Director

January 2011 - December 2019 (9 years)

Hartford, Connecticut Area

The Law Enforcement Research Group is a non-profit organization I began several years ago to investigate ways to improve law enforcement from the inside; ideally targeting organizational stress and officer wellness. We are a research organization the conducts and supports research that meets these main objectives.

Town of Berlin (Connecticut)

11 years 7 months

Court Liaison and Support Services Officer

January 2017 - August 2018 (1 year 8 months)

Berlin, Connecticut

Liaison for the Berlin Police Department with all matters involving the State's Attorney's Office, State forensic laboratory, and State Police Firearms Unit.

Detective

April 2013 - January 2017 (3 years 10 months)

Responsible for investigations involving all types of crime and following them to completion including all aspects of forensics, interview and interrogation, and fugitive apprehension. Numerous teaching, investigative, and response certifications. Currently assigned to the Mid-State Major Crime Task Force as well as the Underwater Response Team.

Police Officer

September 2007 - April 2013 (5 years 8 months)

Berlin, Connecticut

Patrol officer.

Public Safety Dispatcher

February 2007 - September 2007 (8 months)

Berlin, Connecticut

9-1-1 dispatcher for police, fire and EMS covering a region of central Connecticut.

Hunters Ambulance
Emergency Medical Technician
May 2000 - November 2009 (9 years 7 months)
Meriden, Connecticut

Education

Capella University
Master of Science (M.S.), Public Safety Leadership · (2008 - 2010)

Police Officer Standards and Training Academy
Police Officer Certiciation, Law enforcement · (2007 - 2007)

Central Connecticut State University
Bachelor of Science (B.S.), Biochemistry · (2003 - 2005)

Central Connecticut State University
Bachelor of Arts (B.A.), Communication and Media Studies · (1999 - 2003)